Exhibit 99.2

405 S 8th Street #201, Boise, ID 83702

NEWS RELEASE

February 17, 2021

Perpetua Resources and Nez Perce Tribe Agree to Stay of Clean Water Act Litigation

BOISE, ID – Perpetua Resources Corp. (formerly Midas Gold Corp.) (MAX:TSX / MDRPF:OTCQX) (“Perpetua Resources” or the “Company”) released the following statement regarding an agreement with the Nez Perce Tribe to stay the Tribe’s Clean Water Act lawsuit:

"The Nez Perce Tribe and Perpetua Resources (previously Midas Gold) have jointly moved for a 3-month stay of the Tribe's Clean Water Act lawsuit while they pursue a Court-ordered dispute resolution process. The litigation stay will allow the parties to work with a neutral judge or mediator to determine if there are grounds to work out a resolution of the lawsuit.”

A copy of today’s filing can be found here.

For further information about Perpetua Resources Corp., please contact:

Jessica Largent

Vice President Investor Relations and Finance

jessica.largent@perpetuacorp.us

Info@perpetuacorp.us

Mckinsey Lyon

Vice President External Affairs

media@perpetua.us

Website: www.perpetuaresources.com

About Perpetua Resources and the Stibnite Gold Project

Perpetua Resources Corp., through its wholly owned subsidiaries, is focused on the exploration, site restoration and redevelopment of gold-antimony-silver deposits in the Stibnite-Yellow Pine district of central Idaho that are encompassed by the Stibnite Gold Project. The Project is one of the highest-grade, open pit gold deposits in the United States and is designed to apply a modern, responsible mining approach to restore an abandoned mine site and produce both gold and the only mined source of antimony in the United States. Antimony is a federally designated critical mineral for its use in the national defense, aerospace and technology sectors. In addition to the company’s commitments to transparency, accountability, environmental stewardship, safety and community engagement, Perpetua Resources adopted formal ESG commitments which can be found here.

CRITICAL RESOURCES. RESPONSIBLE MINING. ENVIRONMENTAL RESTORATION.

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